SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

C&J Energy Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12467B304

(CUSIP Number)

December 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

  The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1.	NAMES OF REPORTING PERSONS

Energy Spectrum Securities Corp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

3,296,549

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,296,549

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,296,549

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.35%

12.	TYPE OF REPORTING PERSON

CO

(1) Based on 51,886,574 shares of Common Stock of C&J Energy Services, Inc. (the “Issuer”) outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.

1.	NAMES OF REPORTING PERSONS

Energy Spectrum IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

3,296,549

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,296,549

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,296,549

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.35%

12.	TYPE OF REPORTING PERSON

OO

(1) Based on 51,886,574 shares of Common Stock of C&J Energy Services, Inc. (the “Issuer”) outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.

1.	NAMES OF REPORTING PERSONS

Energy Spectrum Capital IV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

3,296,549

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,296,549

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,296,549

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.35%

12.	TYPE OF REPORTING PERSON

PN

(1) Based on 51,886,574 shares of Common Stock of C&J Energy Services, Inc. (the “Issuer”) outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.

1.	NAMES OF REPORTING PERSONS

Energy Spectrum Partners IV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

3,296,549

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,296,549

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,296,549

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.35%

12.	TYPE OF REPORTING PERSON

PN

(1) Based on 51,886,574 shares of Common Stock of C&J Energy Services, Inc. (the “Issuer”) outstanding as of November 4, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 9, 2011.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

C&J Energy Services, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10375 Richmond Avenue, Suite 2000

Houston, Texas 77042

Item 2.

(a)	Name of Person Filing:

Energy Spectrum Securities Corp, a Texas corporation.

Energy Spectrum IV LLC, a Texas limited liability company.

Energy Spectrum Capital IV LP, a Texas limited partnership.

Energy Spectrum Partners IV LP, a Delaware limited partnership.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office for both Reporting Persons is:

10375 Richmond Avenue, Suite 2000

Houston, Texas 77042

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page for each Reporting Person.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Items 5–9 of the Cover Page for each Reporting Person.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 3,296,549 shares of the Issuer’s common stock for which the Reporting Persons may be deemed to have voting and dispositive control are owned directly by Energy Spectrum Partners IV LP (“ESP IV”). Energy Spectrum Securities Corporation is the sole member of Energy Spectrum IV LLC, which is the general partner of Energy Spectrum Capital IV LP, which is the general partner of ESP IV.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2012

Energy Spectrum Securities Corp

By:	/s/ James P. Benson
Name: James P. Benson
Title: Vice President

ENERGY SPECTRUM IV LLC

By:	/s/ James P. Benson
Name: James P. Benson Title: Manager

ENERGY SPECTRUM CAPITAL IV LP

By:	/s/ James P. Benson
Name: James P. Benson
Title: Managing Director

ENERGY SPECTRUM PARTNERS IV LP

By:	ENERGY SPECTRUM CAPITAL IV LP,
its general partner

By:	/s/ James P. Benson
Name: James P. Benson
Title: Managing Director